Exhibit 99.3

Vinci Partners Investments Ltd.

Interim Financial Statements as of March 31, 2023

Vinci Partners Investments Ltd.

Consolidated balance sheets

All amounts in thousands of reais

Assets	Note	03/31/2023	12/31/2022

Current assets
Cash and cash equivalents	5(d)	101,202	136,581
Cash and bank deposits	5(d)	22,928	30,108
Financial instruments at fair value through profit or loss	5(d)	78,274	106,473
Financial instruments at fair value through profit or loss	5(c)	1,177,357	1,243,764
Accounts receivable	5(a)	60,352	57,675
Sub-leases receivable	10	1,587	1,500
Taxes recoverable		1,766	1,555
Other assets	6	20,150	16,481
Total current assets		1,362,414	1,457,556

Non-current assets
Financial instruments at fair value through profit or loss	5(c)	6,181	5,985
Accounts receivable	5(a)	17,116	17,298
Sub-leases receivable	10	1,080	1,343
Taxes recoverable		3,497	3,141
Deferred taxes	19	10,257	9,241
Other assets	6	947	1,065
		39,078	38,073

Property and equipment	8	11,728	11,951
Right of use - Leases	10	67,165	70,136
Intangible assets	9	191,777	189,238
Total non-current assets		309,748	309,398

Total assets		1,672,162	1,766,954

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Consolidated balance sheet

All amounts in thousands of reais

Liabilities and equity	Note	03/31/2023	12/31/2022

Current liabilities
Trade payables		521	1,247
Deferred revenue	21	17,219	-
Leases	10 and 5(e)	24,381	24,147
Accounts payable	11	6,201	7,328
Labor and social security obligations	12	25,228	87,732
Loans and obligations	14	10,323	13,168
Taxes and contributions payable	13	16,110	22,291
Total current liabilities		99,983	155,913

Non-current liabilities
Leases	10 and 5(e)	58,144	62,064
Labor and social security obligations	12	3,120	2,968
Loans and obligations	14	158,908	162,122
Deferred taxes	19	9,720	8,340
Total non-current liabilities		229,892	235,494

Total liabilities		329,875	391,407

Equity	15
Share capital		15	15
Additional paid-in capital		1,382,038	1,382,038
Treasury shares	15(f)	(132,966)	(114,978)
Retained earnings		65,032	81,310
Other reserves		25,186	24,149
		1,339,305	1,372,534

Non-controlling interests in the equity of subsidiaries	7(b)	2,982	3,013

Total equity		1,342,287	1,375,547

Total liabilities and equity		1,672,162	1,766,954

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of income

For the three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

Statements of Income	Note	03/31/2023	03/31/2022

Net revenue from services rendered	16	102,308	94,075

General and administrative expenses	17	(54,130)	(53,961)

Operating profit		48,178	40,114

Finance income	18	4,253	22,992
Finance expenses	18	(6,844)	(6,061)

Finance profit/(loss), net		(2,591)	16,931

Profit before income taxes		45,587	57,045

Income taxes	19	(12,881)	(11,739)

Profit for the period		32,706	45,306

Attributable to the shareholders of the parent company		32,737	45,309
Attributable to non-controlling interests		(31)	(3)

Basic earnings per share/quota in Brazilian Reais	15(g)	0.58	0.80
Diluted earnings per share/quota in Brazilian Reais	15(g)	0.57	0.80

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of comprehensive income

For the three-month period ended March 31

All amounts in thousands of reais

	03/31/2023	03/31/2022

Profit for the period	32,706	45,306

Other comprehensive income
Items that may be reclassified to profit or loss:
Foreign exchange variance of investees
Vinci Capital Partners GP Limited	(3)	(38)
Vinci USA LLC	(869)	(2,086)
Vinci Capital Partners F III GP Limited	(22)	(29)
GGN GP LLC	(3)	(19)
VICC Infra GP LLC	(4)	-
Vinci Capital Partners IV GP LLC	(48)	-
Total comprehensive income for the period	31,757	43,134

Attributable to:
Shareholders of the parent company	31,788	43,137
Non-controlling interests	(31)	(3)

	31,757	43,134

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statement of changes in equity

For the three months ended March 31

All amounts in thousands of reais

	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Total	Non-controlling interests	Total equity

At January 01, 2022	15	1,382,038	70,183	15,182	(52,585)	1,414,833	43	1,414,876

Profit for the period	-	-	45,309	-	-	45,309	(3)	45,306
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(2,172)	-	(2,172)	(6)	(2,178)
Share based payments	-	-	-	737	-	737	-	737
Treasury shares bought	-	-	-	-	(21,230)	(21,230)	-	(21,230)
Allocation of profit:
Dividends	-	-	(56,177)	-	-	(56,177)	-	(56,177)

At March 31, 2022	15	1,382,038	59,315	13,747	(73,815)	1,381,300	34	1,381,334

At January 01, 2023	15	1,382,038	81,310	24,149	(114,978)	1,372,534	3,013	1,375,547

Profit for the period	-	-	32,737	-	-	32,737	(31)	32,706
Other comprehensive income:
Foreign exchange variation of investee located abroad	-	-	-	(949)	-	(949)	-	(949)
Share based payments	-	-	-	1,986	-	1,986	-	1,986
Treasury shares bought	-	-	-	-	(17,988)	(17,988)	-	(17,988)
Allocation of profit:
Dividends	-	-	(49,015)	-	-	(49,015)	-	(49,015)

At March 31, 2023	15	1,382,038	65,032	25,186	(132,966)	1,339,305	2,982	1,342,287

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Interim consolidated statements of cash flows

Three-month period ended March 31

All amounts in thousands of reais unless otherwise stated

	Notes	03/31/2023	03/31/2022
Cash flows from operating activities

Profit before taxation	17	45,587	57,045
Adjustments to reconcile net income to cash flows from operations:
Depreciation and amortization		4,555	3,544
Investment income of financial instruments at fair value through profit or loss		3,173	(19,202)
Interest expense on loans and obligations	18	3,934	-
Interest on contingent consideration	18	(4,051)	-
Share based payments	17	2,107	736
Financial result on lease agreements	18	2,555	2,362
		57,860	44,485
Changes in assets and liabilities

Accounts receivables		(2,494)	2,189
Taxes recoverable		(568)	4
Other assets		(3,552)	(2,780)
Trade payables		(726)	(466)
Deferred revenue		17,219	17,504
Accounts payable		(85)	382
Labor and social security obligations		(62,473)	(81,258)
Taxes and contributions payable		(419)	(1,962)
		(53,098)	(66,387)

Cash generated from operations		4,762	(21,902)
Income tax paid		(18,219)	(19,538)
Net cash inflow from operating activities		(13,457)	(41,440)

Cash flows from investing activities
Purchases of property and equipment and additions to intangible assets		(4,196)	(350)
Purchase of financial instruments at fair value through profit or loss		(13,338)	(48,077)
Sales of financial instruments at fair value through profit or loss		76,375	115,270

Net cash (outflow) from investing activities		58,841	66,843

Cash flows from financing activities
Interest payments of loans and obligations		(5,943)	-
Treasury shares acquisition paid		(18,431)	(22,444)
Lease payments, net of sublease received		(5,864)	(5,687)
Dividends paid		(48,474)	(58,834)
Net cash (outflow) from financing activities		(78,712)	(86,965)

Net increase (decrease) in cash and cash equivalents		(33,328)	(61,562)

Cash and cash equivalents at the beginning of the period	5(d)	136,581	102,569

Foreign exchange variation of cash and cash equivalents in subsidiary abroad		(2,051)	(2,491)

Cash and cash equivalents at the end of the period (Note 5d)	5(d)	101,202	38,516

Non-cash financing activities

Dividends declared and not yet paid until March 31, 2023 and 2022 were R$ 3,791 (Note 11) and R$ 4,363, respectively.

The accompanying notes are an integral part of these interim consolidated financial statements.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

1	Operations

Vinci Partners Investments Ltd. is an exempted company incorporated in the Cayman Islands (referred to herein as "Entity", "Group" or "Vinci"). The Group started its activities in September 2009. Its objective is to hold investments in the capital of other companies as partner (shareholder). The investees are specialized in rendering alternative investment management, asset allocation and financial advisory services. The actual shareholders of the Entity are disclosed in Note 14.

The registered office of the Entity is at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2	Summary of significant accounting policies

2.1	Basis of preparation and presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2022.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“R$”), and all amounts disclosed in the financial statements and notes have been rounded off to the nearest thousand currency units unless otherwise stated.

The issuance of these financial statements was authorized by the Entity's management on May 9, 2023.

(a)	Interim consolidated financial statements

Vinci operates as an asset management firm. The Group focuses on private markets, liquid strategies, financial advisory, and investment products and solutions, which comprise the main activity of the Group.

The Group controls an entity where the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity.

Also, the Entity holds interest in subsidiaries whose main purpose and activities are providing services that relate to the Entity’s activities. Therefore, the Entity consolidates these subsidiaries.

Ownership interest in subsidiaries on March 31, 2023 and December 31, 2022 are as follows:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Interest - %

	03/31/2023	12/31/2022

Subsidiaries
Vinci Partners Investimentos Ltda. (1)	100	100
Vinci Assessoria financeira Ltda. (2)	100	100
Vinci Equities Gestora de Recursos Ltda. (2)	100	100
Vinci Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Gestora de Recursos Ltda. (2)	100	100
Vinci Soluções de Investimentos Ltda. (3)	100	100
Vinci Real Estate Gestora de Recursos Ltda. (2)	100	100
Vinci Capital Partners GP Limited.	100	100
Vinci Partners USA LLC	100	100
Vinci GGN Gestão de Recursos Ltda. (2)	100	100
Vinci Infraestrutura Gestora de Recursos Ltda.	100	100
Vinci Capital Partners GP III Limited.	100	100
GGN GP LLC	100	100
Amalfi Empreendimentos e Participações S.A.	100	100
Vinci APM Ltda. (2)	100	100
Vinci Monalisa FIM Crédito Privado IE (4)	100	100
Vinci Asset Allocation Ltda.	75	75
VICC Infra GP LLC	100	100
Vinci Capital Partners IV GP LLC	100	100
Vinci Holding Securitária Ltda.	85	85
Vinci Vida e Previdência S.A. (5)	85	85
SPS Capital Gestão de Recursos Ltda. (6)	100	100

(1)	Prior to the consummation of the initial public offering, on January 15, 2021, the consolidated financial statements were prepared on behalf of Vinci Partners Investimentos Ltda.

(2)	Minority interest represents less than 0.001%.

(3)	On February 18, 2021, Vinci Gestão de Patrimônio Ltda changed its name to Vinci Soluções de Investimentos Ltda. Minority interest represents less than 0.001%.

(4)	Under the terms of IFRS10, the Entity does not consolidate its investment in Vinci Monalisa FIM Crédito Privado IE and measures at fair value through profit or loss in accordance with IFRS 9.

(5)	Vinci has an indirect interest at Vinci Vida e Previdência of 85% through its subsidiary Vinci Holding Securitária Ltda., which holds 100% of ownership interest at Vinci Vida e Previdência.

(6)	On 16 August 2022, Vinci Soluções de Investimentos Ltda. acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda. The acquisition gives to Vinci Soluções de Investimentos the right of 100% on the economic interest of SPS Gestão de Recursos Ltda.

Subsidiaries are all entities (including structured entities) over which the Group has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated balance sheet respectively.

The Group treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Group. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognized in another reserve within equity attributable to owners of Entity.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

When the Group ceases to consolidate an investment or account for it under equity method because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.2	Segment reporting

During January 2021, the members of the Board of Directors of Vinci Partners Investments Ltd were appointed. Under the supervision of the Board of Directors, The CEO is responsible for the decision-making process related to executive themes, resources allocation and strategic decisions of Vinci.

The strategic decisions of the Group comprise four distinct business segments: (i) Private market strategies, (ii) Liquid strategies, (iii) Investment products and solutions; (iv) Financial advisory and (v) Vinci retirement services (Note 20).

Strategies were sorted out within business segments following technical and strategic similarities among funds’ attributes, such as management and performance fee structures, liquidity constraints, targeted returns and investor profile.

3	Accounting estimates and judgments

The Entity makes estimates and assumptions concerning the future, based on historical experience and other factors, including expectations of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The main estimations and assumptions made by the Entity is included as follow:

•	Allowance of expected credit losses of accounts receivable.

•	Provision for profit sharing.

•	Consolidation of subsidiaries.

•	Fair value measurement of financial assets.

•	Provision for contingent liabilities.

•	Impairment for goodwill and other intangible assets.

•	Fair value measurement of contingent consideration.

•	Fair value of share-based payments.

4	Financial risk management

The main risks related to the financial instruments are credit risk, market risk, and liquidity risk, as defined below: The management of such risks involves various levels in the Entity and comprehends a number of policies and strategies. The Group's risk management focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on the Group's financial performance.

4.1	Financial risk factors

This note explains the Group's exposure to financial risks and how these risks could affect the Group's future financial performance. Current year profit and loss information has been included where relevant to add further context.

The Group's risk management is predominantly controlled by a risk assessment department under process and controls approved by the management. The management provides written process and controls for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Credit risk

Credit risk arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, at fair value through profit or loss (FVTPL), and deposits with banks and financial institutions, as well as credit exposures to wholesale and retail customers, including outstanding receivables.

(i) Risk management

Vinci's treasury manages credit risk on a group basis. As of March 31, 2023, and 2022 the expected credit losses are considered immaterial due to the short maturities of the deposits and the credit quality of the main counterparty, which have a credit rating AAA evaluated by Fitch Ratings. The Entity has not suffered any losses from cash and cash equivalent since inception. Vinci's treasury review expected credit losses on a regular basis.

(ii) Impairment of financial assets

The Group has the following types of financial assets that are subject to the expected credit loss model:

•	Accounts receivable.

•	Debt investments carried at amortized cost.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

(b)	Market risk

(i) Foreign exchange risk

At the reporting date, the carrying amount value of the Group’s financial assets and liabilities held in US Dollars were as follows:

Balance sheet	03/31/2023	12/31/2022

Cash and cash equivalents	22,914	30,087
Accounts receivable	10,102	13,823
Other receivables	2,470	1,618
Current assets	35,486	45,528

Other receivables	1,402	-
Leases, property and equipment	3,289	3,596
Non-current assets	4,691	3,596

Trade payables	607	1,657
Deferred revenue	2,032	-
Labor and social security obligations	31	7,295
Current liabilities	2,670	8,952

Payables to related parties	849	608
Other payables	254	-
Lease	1,692	1,973
Non-current liabilities	2,795	2,581

Net Equity	34,712	37,591

The aggregate net foreign exchange gains/losses recognized in profit or loss were:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Net foreign exchange result for the period	03/31/2023	03/31/2022

Financial revenue	-	1,642
Financial expense	(155)	(2,986)

Net foreign exchange result, net	(155)	(1,344)

The group operates internationally and is exposed to foreign exchange risk, exclusively the US dollar.

Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the Group.

(ii) interest rate risk

The Group's profit or loss is sensitive to higher/lower interest income from cash equivalents and fixed income funds as a result of changes in interest rates.

(iii) Price risk

The Group's exposure to investment securities price risk arises from investments held by the group and classified in the balance sheet at fair value through profit or loss (note 5).

To manage its price risk arising from investments in investment securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.

The majority of the Group's financial investments that are exposed to significant price risk are the private equity investments and investments held by Monalisa FIM. Note 5(d) demonstrates the sensitivity analyses of impact for the assets held by the Group.

(c)	Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. At the end of the reporting period the Group held bank deposits and certificates of deposits of R$ 101,202 (12/31/2022 – R$ 136,581) that are expected to readily generate cash inflows for managing liquidity risk.

Net debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the years presented.

	03/31/2023	12/31/2022
Cash and cash equivalents	101,202	136,581
Financial instruments at fair value through profit or loss (i)	1,177,357	1,243,764
Trade payables	(521)	(1,247)
Labor and social security obligations	(28,348)	(90,700)
Accounts payable	(6,201)	(7,328)
Lease liabilities	(82,525)	(86,211)
Commercial Notes	(80,108)	(83,212)
Consideration payable	(44,675)	(43,579)
Contingent consideration	(44,448)	(48,499)
Net debt	991,733	1,019,569

(i)	Comprised of liquid and illiquid investments. Liquid investments are current assets that are traded in an

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

active market. Illiquid investments are comprised of assets that trade infrequently.

	Financial liabilities			Other assets
	Payables	Loans and obligations	Lease liabilities	Cash and cash equivalents	Financial instruments at fair value through profit or loss
Net debt as at
December 31, 2021	(117,807)	-	(85,544)	102,569	1,372,926

Cash flow and dividends provision	18,532	-	24,440	26,599	(215,046)

Fair value adjustment	-	-	-	7,413	85,884
Addition and finance expenses accrual	-	(175,290)	(25,197)	-	-
Foreign exchange adjustments	-	-	-	-	-
Other changes (i)	-	-	90	-	-
December 31, 2022	(99,275)	(175,290)	(86,211)	136,581	1,243,764

Cash flow and dividends provision	64,205	5,943	6,270	(37,880)	(63,265)

Fair value adjustment	-	-	-	2,501	(3,142)
Addition and finance expenses accrual	-	116	(2,631)	-	-
Foreign exchange adjustments	-	-	-	-	-
Other changes (i)	-	-	47	-	-
March 31, 2023	(35,070)	(169,231)	(82,525)	101,202	1,177,357

(i) Other changes include non-cash movements, including Cumulative Translation Adjustments (“CTA”) which will be presented as in other comprehensive income statements.

Maturities of financial liabilities

The tables below analyze the Group's financial liabilities into relevant maturity groupings based on their contractual maturities for significant financial liabilities.

Contractual maturities of financial liabilities at March 31, 2023	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(521)	-	-	(521)	(521)
Labor and social security obligations	(25,228)	(3,120)	-	(28,348)	(28,348)
Lease liabilities	(24,381)	(43,257)	(39,807)	(107,445)	(82,525)
Accounts payable	(6,201)	-	-	(6,201)	(6,201)
Loans and financing	(20,876)	(104,761)	(86,839)	(212,476)	(169,231)
Total	(77,207)	(151,138)	(126,646)	(354,991)	(286,826)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Contractual maturities of financial liabilities at December 31, 2022	Less than 1 year	Between 1 and 3 years	Over 3 years	Total	Carrying amount

Trade payables	(1,247)	-	-	(1,247)	(1,247)
Labor and social security obligations	(87,732)	(2,968)	-	(90,700)	(90,700)
Lease liabilities	(24,147)	(45,878)	(43,356)	(113,381)	(86,211)
Accounts payable	(7,328)	-	-	(7,328)	(7,328)
Loans and financing	(20,876)	(104,761)	(90,890)	(216,527)	(175,290)
Total	(141,330)	(153,607)	(134,246)	(429,183)	(360,776)

(d)	Sensitivity analysis

The Group monitors and evaluates the market risk related to its financial investments portfolio periodically to assess its volatility, through changes that can significantly impact its financial results. Considering a period of one day and the historical results over the past year, the following Value at Risk (VAR) parameters were used:

●	0.23% (or R$ 2.8 million) of the financial investment portfolio for a confidence interval of 95% on March 31, 2023 (0.18% or R$ 2.4 million on December 31, 2022).

●	0.29% (or R$ 3.6 million) of the financial investment portfolio for a confidence interval of 99% on March 31, 2023 (0.30% or R$ 3.95 million on December 31, 2022).

Additionally, the Group evaluated the financial investment portfolio on March 31, 2023 and December 31, 2022, through stress scenarios according to the main risk factors related to its investments, as presented in the table below:

			Financial Impact (**)
Risk Factor	Variation in	Stress Scenario (*)	03/31/2023	12/31/2022
Current inflation	Inflation index	-100bps	7.0	1.6
Exchange traded real estate funds	Share prices	-10%	(16.8)	(17.9)
Brazilian stock prices	Share prices	-10%	(3.9)	(5.8)
Fixed-rate offshore rates	US yield curve	-100bps	(1.0)	(1.8)
Foreign exchange rate	Foreign exchange rates	10% (***)	4.4	4.1
Domestic base overnight rate	Domestic base overnight rate	-100bps	(5.2)	(6.9)

(*) bps - basis point (1bps = 0,01%)

(**) In millions of Brazilian reais

(***) Brazilian reais devaluation against US Dollars

An equal change in the opposite direction of the stress scenario would have affected the financial investment portfolio by a similar amount, on the basis that all other variables remain constant.

5	Financial instruments

This note provides information about the group's financial instruments, including:

- an overview of all financial instruments held by the Group

- specific information about each type of financial instrument

- accounting policies

- information about determining the fair value of the instruments, including judgements and estimation uncertainty involved.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The Group classifies its financial assets in the following measurement categories:

●	those measured at fair value or through profit or loss, and

●	those measured at amortized cost.

The classification depends on the entity's business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will be recorded in profit or loss.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date, being the date on which the group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

The Group holds the following financial instruments:

Financial assets	Section	03/31/2023	12/31/2022

Accounts receivable	(a)	77,468	74,973
Other financial assets at amortized cost	(b)	5,605	6,356
Cash and cash equivalents	(d)	101,202	136,581
Financial assets at fair value through profit or loss (FVPL)	(c)	1,183,538	1,249,749
		1,367,813	1,467,659

Financial liabilities

Liabilities at amortized cost	(e)	35,070	99,275
Lease liabilities	(e)	82,525	86,211
Loans and financing	(e)	169,231	175,290
		286,826	360,776

The Group's exposure to risks associated with the financial instruments is discussed in note 4. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

a)	Accounts receivable

Current assets	03/31/2023	12/31/2022
Accounts receivable from contracts with customers	60,518	57,841
Loss allowance	(166)	(166)

Non-current assets
Accounts receivable from contracts with customers	17,116	17,298
	77,468	74,973

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Accounts receivables are recognized initially at the amount of consideration that is unconditional and are not submitted to any financial components. They are subsequently measured at amortized cost, less loss allowance.

Current accounts receivable are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement within 30 days and are therefore all classified as current. Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

Non-current accounts receivable are unrealized performance fees that management, with accumulated experience, estimate that it is highly probable that a significant reversal will not occur.

The Entity use a provision matrix to calculate expected credit losses and the exposure to credit risk from receivables are reviewed on a regular basis. Accounts receivable allowance for expected credit losses are presented in general and administrative expense.

The loss allowances for accounts receivable as of March 31, 2023 and December 31, 2022 reconcile to the opening loss allowances as follows:

	03/31/2023	12/31/2022
Opening loss allowance on January 1	(166)	(170)
Increase in accounts receivable allowance recognized in profit or loss	-	4
Closing loss allowance on March 31 / December 31	(166)	(166)

Accounts receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments. The Entity has not written any amount of accounts receivable during 2023 and 2022. Subsequent recoveries of amounts previously written off are credited against the same line item.

b)	Other financial assets at amortized cost

Financial assets at amortized cost include the following debt instruments:

	03/31/2023	12/31/2022

Employees loans (Note 6 (i))	5,605	6,356

These amounts generally arise from transactions outside the usual operating activities of the group. Interest is charged at commercial rates and collateral is not normally obtained.

All the financial assets at amortized cost are denominated in Brazilian currency units. As a result, there is no exposure to foreign currency risk. There is also no exposure to price risk as the investments will be held to maturity.

See note 6 for more details.

c)	Financial assets at fair value through profit or loss

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The group classifies the following financial assets at fair value through profit or loss (FVPL):

-	Mutual funds;

-	Private markets funds.

Financial assets measured at FVPL include the following categories:

	03/31/2023	12/31/2022

Current assets	1,177,357	1,243,764
Mutual funds	1,177,357	1,243,764

Non-current assets	6,181	5,985
Private markets funds	6,181	5,985

The following tables demonstrate the funds invested included in each category mentioned above.

Mutual funds
	03/31/2023	12/31/2022

Vinci Monalisa FIM Crédito Privado IE (1)	1,051,497	1,057,547
Vinci Multiestratégia FIM	103,853	165,339
Vinci International Master Portfolio SPC - Reflation SP	12,427	12,824
FI Vinci Renda Fixa CP	9,580	8,054
	1,177,357	1,243,764

Private markets
	03/31/2023	12/31/2022

Vinci Capital Partners III Feeder FIP Multiestratégia	3,579	3,351
Nordeste III FIP Multiestratégia	2,602	2,634
Total Private markets funds	6,181	5,985

1)	Vinci Monalisa FIM Crédito Privado IE (“Vinci Monalisa”) is a mutual fund incorporated in Brazil and wholly owned by the Company. Vinci Monalisa’s balances are the following:

	03/31/2023	12/31/2022
Net Asset Value	1,051,497	1,057,547
Real estate funds	194,289	220,617
Mutual funds	748,559	743,479
Private equity funds	70,759	70,367
Other assets/liabilities	37,890	23,084

The Vinci Monalisa’s portfolio is comprised of liquid and illiquid investee funds with different redemption criteria. Over 85% of its investments are liquid and may be redeemed and 15% are non-redeemable investments. The following tables demonstrate the funds invested by Vinci Monalisa:

Mutual funds

Vinci Monalisa holds investments in several mutual funds to seek profitability through investments in various classes of financial assets such as fixed income assets, Brazilian government bonds, public equities, derivatives financial instruments, investment funds and other short-term liquid securities. As of March 31, 2023, and December 31, 2022, Vinci Monalisa holds R$ 748,559 and R$ 743,479 of investments in mutual funds, respectively, which are distributed in

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

the following classification:

	03/31/2023	12/31/2022
Mutual Funds’ classification
Interest and foreign exchange (a)	72.38%	72.79%
Unrestricted investments (b)	12.24%	11.83%
Foreign investments (c)	6.12%	6.20%
Macro (d)	3.19%	3.16%
Specific strategy (e)	6.08%	6.02%
	100.00%	100.00%

(a)	Funds that seek long-term returns via investments in fixed-income assets, admitting strategies that imply interest risk, price index risk and foreign currency risk.

(b)	Funds without commitment to concentration in any specific strategy.

(c)	Funds that invest in financial assets abroad in a portion greater than 40% of their net asset values.

(d)	Funds that operate in various asset classes (fixed income, variable income, foreign exchange, etc.), with investment strategies based on medium and long-term macroeconomic scenarios.

(e)	Funds that adopt an investment strategy that involves specific risks, such as commodities, futures of index, etc.

Real Estate funds
	03/31/2023	12/31/2022

Vinci Credit Securities FII (i)	69,215	75,720
Vinci Imóveis Urbanos FII (ii)	40,952	53,346
Vinci Offices FII (iii)	35,754	43,163
Other real estate funds (iv)	48,368	48,388
	194,289	220,617

(i) The fund invests in real estate receivable certificates, bonds and other real estate assets;

(ii) The fund’s investment strategy is to acquire properties in the retail, general markets, health and education sectors located in large urban centers that, in the Manager's view, generate long-term value;

(iii) The fund invests in controlling corporate buildings, mostly leased, which, in the Manager's view, generate value for the properties.

(iv) Comprised of funds that allocate their capital in diversified portfolios of shares of real estate funds, real estate receivable certificates, bonds, securities and other real estate assets.

Private markets funds
	03/31/2023	12/31/2022

Vinci Impacto Ret IV FIP Multiestratégia	2,876	2,925
Vinci Infra Coinvestimento I FIP - Infraestrutura (i)	10,109	10,924
Vinci Infra Água e Saneamento Strategy FIP - Infraestrutura	33,912	33,946
Other funds	23,862	22,572
Total private markets funds	70,759	70,367

(i) Fund focused on the acquisition of shares, share bonuses subscriptions, debentures convertible or not into shares, or other securities issued by publicly-held, publicly-traded or private corporations that develop new projects of infrastructure in the development sector and operations of electric power transmission lines, participating in the decision-making process of the investee, with effective influence. In 2021, the fund sold its investment in Linhas de Energia do Sertão Transmissora S.A. ("LEST"). As of March 31, 2023 and December 31, 2022, the fund held investment in Água Vermelha Transmissora de Energia S.A.

During the period, the following gains/(losses) were recognized in profit or loss:

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	03/31/2023	03/31/2022
Fair value gains (losses) on investments at FVPL recognized in finance income	(111)	20,539

d)	Cash and cash equivalents

Current assets	03/31/2023	12/31/2022
Cash and bank deposits	22,928	30,108
Certificate of deposit (i)	78,274	106,473
	101,202	136,581

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, bank deposits held at financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(i) Comprises certificates of deposits issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates variable from 99.50% to 100.50% of CDI (interbank deposit rate). The certificates are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e)	Financial liabilities

	03/31/2023	12/31/2022

Current	66,654	133,622
Trade payables	521	1,247
Labor and social security obligations (Note 12)	25,228	87,732
Loans and obligations (Note 14)	10,323	13,168
Lease liabilities	24,381	24,147
Accounts payable (Note 11)	6,201	7,328

Non-current	220,172	227,154
Lease liabilities	58,144	62,064
Labor and social security obligations (Note 12)	3,120	2,968
Loans and obligations (Note 14)	158,908	162,122

	286,826	360,776

(a)       Fair value hierarchy

This section explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value through profit or loss in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

	On March 31, 2023
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	78,274	-	78,274
Mutual funds	-	1,177,357	-	1,177,357
Private equity funds	-	-	6,181	6,181
Total Financial Assets	-	1,255,631	6,181	1,261,812

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	On December 31, 2022
Recurring fair value measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Certificate of deposits	-	106,473	-	106,473
Mutual funds	-	1,243,764	-	1,243,764
Private equity funds	-	-	5,985	5,985
Total Financial Assets	-	1,350,237	5,985	1,356,222

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded real estate funds) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Vinci Monalisa is a financial instrument classified as level 2. Its portfolio is comprised of items that could be classified as level 1, level 2 and level 3, in the amount of R$ 110,167, R$ 784,313 and R$ 119,126, respectively (2022: R$ 172,228, R$ 743,479 and R$ 111,623, respectively).

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

(b)       Valuation techniques used to determine fair values

Specific valuation techniques used to value financial instruments include:

- the use of quoted market prices

- for level 3 financial instruments – discounted cash flow analysis.

All non-listed assets fair value estimates are included in level 2, except for private equity funds, where the fair values have been determined based on fair value appraisals for fund's investments, performed by the fund's management (Vinci Capital and Vinci Infra) or a third party hired by the Administration. The most part of the level 3 financial instruments evaluation uses discount cash flows techniques to evaluate the fair value of the Fund's investments. The appraisals performed by a third party are reviewed by Vinci or its subsidiaries (fund's management).

(c) Fair value measurements using significant unobservable inputs (level 3)

The following table presents the changes in level 3 items for the period/year ended March 31, 2023 and December 31, 2022:

Fair Value
Opening balance January 1, 2022	8,593
Capital deployment	1,229
Sales and distributions (a)	(4,008)
Gain recognized in finance income	171
Closing balance December 31, 2022	5,985
Capital deployment	227
Sales and distributions	(32)
Gain recognized in finance income	1
Closing balance March 31, 2023	6,181

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a) In 2022, Vinci Infra Transmissão FIP – Infraestrutura was transferred to Vinci Monalisa.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(d) Valuation inputs and relationships to fair value

The following table summarizes the quantitative information about the significant unobservable inputs used in level 3 fair value measurements:

Description	Fair value at		Valuation Technique	Unobservable inputs	Reasonable possible shift +/-	2023 Gain / (Losses)	2022 Gain / (Losses)	Possible shift in Gain and losses
	03/31/2023	12/31/2022
Vinci Infra Transmissão FIP - Infraestrutura	-	-	Discounted cash flow	Discount rate	0.5% / 1%	-	(277)	-
Nordeste III FIP Multiestratégia	2,602	2,634	Discounted cash flow	Discount rate	0.5% / 1%	-	185	Lower discount rate in 50 basis points would increase fair value by R$ 28 (R$ 26 - 2022) and higher discount rate in 100 basis points would decrease fair value by R$ 57 (R$ 53 - 2022)
Others	3,579	3,351	NAV Valuation	NAV	1% / 2%	1	263	Increased NAV in 100 basis points would increase fair value by R$ 36 (R$ 34 – 2022) and lower NAV in 200 basis points would decrease fair value by R$ 72 (R$ 67 – 2022)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

6       Other assets

	03/31/2023	12/31/2022

Prepayments to employees (i)	5,605	6,356
Sundry advances	107	192
Advances to projects in progress (ii)	14,152	9,774
Other prepayments	199	155
Related parties receivables (iii)	162	253
Guarantee deposits (iv)	520	523
Others	352	293

	21,097	17,546

Current	20,150	16,481
Non-current	947	1,065

	21,097	17,546

(i)	Refers to amounts receivable from employees.

(ii)	Refers to costs incurred by projects related to funds administered by Vinci, that are initially paid by the Group and subsequently reimbursed.

(iii)	Refers to an intercompany transaction. See note 19 for more details.

(iv)	Refers to the security deposit of a lease.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

7	Investments

(a)	Business Combination

(i)	Summary of acquisition

On 16 August 2022 Vinci Soluções de Investimentos Ltda., a wholly owned subsidiary of Vinci, acquired 90% of the issued share capital of SPS Capital Gestão de Recursos Ltda (“SPS”), a leading independent alternative asset manager focused on the Special Situations segment in Brazil. The total purchase consideration was 184,432, including a contingent consideration (earn-out).

Contingent Consideration (Earn-out)

In the event that certain pre-determined fundraising and incremental management fee is achieved for the years ended until December 31, 2026, an additional consideration in VINP’s Class A common shares through an earnout structure will be paid in 2027, up to a maximum number of 1.7 million shares.

(b)	Non-controlling interests (NCI)

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

	Vinci Asset Allocation		Vinci Holding Securitária		Total
	03/31/2023	12/31/2022	03/31/2023	12/31/2022	03/31/2023	12/31/2022
Summarized Balance Sheet

Current assets	184	-	15,237	18,322	15,421	18,322
Current liabilities	(51)	(1)	(116)	(601)	(167)	(602)
Current net assets	133	(1)	15,121	17,721	15,254	17,720

Non-current assets	601	601	6,356	3,345	6,957	3,946
Non-current liabilities	(1.050)	(732)	(1,068)	(759)	(2,118)	(1,491)
Non-current net assets	(449)	(131)	5,288	2,586	4,839	2,455

Net assets	(316)	(132)	20,409	20,307	20,093	20,175

Accumulated NCI	(79)	(33)	3,061	3,046	2,982	3,013

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Summarized statement	Vinci Asset Allocation		Vinci Holding Securitária	Vinci Int'l Real Estate	Total
of comprehensive income	03/31/2023	03/31/2022	03/31/2023	03/31/2022	03/31/2023	03/31/2022

Revenue	-	-	-	-	-	-

Profit for the period	(185)	(12)	103	(1)	(82)	(13)

Other comprehensive income	-	-	-	-	-	-

Total comprehensive income	(185)	(12)	103	(1)	(82)	(13)

Profit allocated to NCI before dividends	(46)	(12)	15	(1)	(31)	(13)

Disproportionate dividends distributions	-	-	-	-	-	-

Profit/(loss) allocated to NCI	(46)	(12)	15	(1)	(31)	(13)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

8       Property and equipment

						03/31/2023
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2023	11,782	47,824	7,113	10,241	873	77,833
Acquisitions	85	375	230	4	11	705
Foreign Exchange variations of property and equipment abroad	-	(523)	-	(150)	-	(673)

At March 31, 2023	11,867	47,676	7,343	10,095	884	77,865

Accumulated depreciation At January 1, 2023	(8,473)	(42,188)	(5,707)	(9,514)	-	(65,882)
Depreciation	(196)	(554)	(119)	(52)	-	(921)
Foreign Exchange variations of property and equipment abroad	-	521	-	145	-	666

At March 31, 2023	(8,669)	(42,221)	(5,826)	(9,421)	-	(66,137)

Net book value
At January 1, 2023	3,309	5,636	1,406	727	873	11,951

At March 31, 2023	3,198	5,455	1,517	674	884	11,728

Annual depreciation rate - %	10	From 10 to 20	20	10

Extension options in office leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

						03/31/2022
	Furniture and fittings stuffs	Improvements in properties of third parties	Computers and peripherals - improvements	Equipaments and tools	Work of arts and others	Total

Cost
At January 1, 2022	11,620	49,024	6,379	10,532	789	78,344
Aquisitions	54	19	151	19	-	243
Foreign Exchange variations of property and equipment abroad	-	(3,212)	-	(921)	-	(4,133)

At March 31, 2022	11,674	45,831	6,530	9,630	789	74,454

Accumulated depreciation At January 1, 2022	(7,644)	(41,389)	(5,323)	(9,694)	-	(64,050)
Depreciation	(212)	(540)	(75)	(49)	-	(876)
Foreign Exchange variations of property and equipment abroad	-	3,180	-	883	-	4,063

At March 31, 2022	(7,856)	(38,749)	(5,398)	(8,860)	-	(60,863)

Net book value
At January 1, 2022	3,976	7,635	1,056	838	789	14,294

At March 31, 2022	3,818	7,082	1,132	770	789	13,591

Annual depreciation rate - %	10	From 10 to 20	20	10

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

9       Intangible assets

Intangible assets include expenditures with the development of the software and the goodwill generated by the acquisition of SPS. The software development comprises mainly products for Risk System and Portfolio Allocation, whose purpose is to evaluate the risk of the funds and to allocate the clients' portfolio and systems and applications which are being developed to support retirement services applications.

Economic benefits will flow to the Group from the service fees charged to the clients for the sale of advisory services on market risks or through a service which the Vinci's managers named Wealth Management. The Entity assesses at each reporting date whether there is an indication that an intangible asset may be impaired. If any indication exists, the Entity estimates the asset's recoverable amount. There were no indications of impairment of intangible assets for the period ended March 31, 2023 and December 31, 2022.

03/31/2023
	Software development	Placement Agent (a)	Goodwill (b)	Management Contracts (c)	Total

Cost
At January 1, 2023	28,250	1,359	162,290	22,049	213,948
Purchases	3,425	66	-	-	3,491
Foreign exchange variation of intangible assets abroad	(222)	(38)	-	-	(260)

At March 31, 2023	31,453	1,387	162,290	22,049	217,179

Accumulated amortization
At January 1, 2023	(23,629)	(65)	-	(1,016)	(24,710)
Amortization	(115)	(39)	-	(762)	(916)
Foreign exchange variation of intangible assets abroad	214	10	-	-	224

At March 31, 2023	(23,530)	(94)	-	(1,778)	(25,402)

At January 1, 2023	4,621	1,294	162,290	21,033	189,238

At March 31, 2023	7,923	1,293	162,290	20,271	191,777

Amortization rate (per year) - %	20%	(a)	(b)	(c)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a) Refers to amounts capitalized relating to agreements with investments placement agents relating to funds raised from foreign investor in offshore funds. These amounts are amortized based on the estimated duration of the related funds. In case of an early liquidation of the funds, the amortization period is adjusted, or if there is an indication of impairment, an impairment evaluation is performed and recognized, if necessary.

(b) Goodwill has an indefinite useful life and are not subject to amortization. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. At December 31, 2022, goodwill was tested and any provision for impairment losses was identified by Vinci.

(c) Refers to the purchase and price allocated to Fund’s Management Contracts as a result of SPS acquisition. These amounts are amortized based on the duration of the related funds.

Other assets than Goodwill are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).

03/31/2022
	Software development	Total

Cost
At January 1, 2022	24,790	24,790
Purchases	107	107
Foreign exchange variation of intangible assets abroad	(1,253)	(1,253)

At March 31, 2022	23,644	23,644

Accumulated amortization
At January 1, 2022	(23,633)	(23,633)
Amortization	(166)	(166)
Foreign exchange variation of intangible assets abroad	1,311	1,311

At March 31, 2022	(22,488)	(22,488)

At January 1, 2022	1,157	1,157

At March 31, 2022	1,156	1,156

Amortization rate (per year) - %	20%

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

10	Leases

This note provides information for leases where the Group is a lessee. The notes also provide the information of subleases agreements where the Group is a lessor, once part of the assets leased by the Group is subleased to third parties.

(i)	Amount recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	03/31/2023	12/31/2022
Sub-lease receivable
Rio de Janeiro Office - BM 336	2,667	2,843
Total	2,667	2,843

Current	1,587	1,500
Non-current	1,080	1,343
Total	2,667	2,843

Right of use assets
Rio de Janeiro Office - BM 336	54,013	55,758
São Paulo Office – JRA	11,707	12,682
NY Office - third Avenue	1,445	1,696
Total	67,165	70,136

Lease liabilities
Rio de Janeiro Office - BM 336	(67,638)	(70,538)
São Paulo Office – JRA	(13,195)	(13,701)
NY Office - third Avenue	(1,692)	(1,972)
Total	(82,525)	(86,211)

Current	(24,381)	(24,147)
Non-current	(58,144)	(62,064)
Total	(82,525)	(86,211)

Reductions to the right-of-use assets until March, 31 2023 were R$ 154 (additions of R$ 15,838 during 2022 financial year).

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Amount recorded in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	03/31/2023	03/30/2022

Right of use assets depreciation	(2,777)	(2,560)
Financial expense	(2,631)	(2,472)
	(5,408)	(5,032)

The total cash outflow for leases until March 31, 2023 was R$ 6,270 (R$ 6,085 until March 31, 2022).

The Group’s leasing activities and how these are accounted for are disclosed in the Group’s annual consolidated financial statements as of December 31, 2022.

11	Accounts payable

	03/31/2023	12/31/2022

Dividends payable (i)	3,791	4,363
Treasury shares acquisition (ii)	370	839
Rent payable – prior month expense	1,954	2,056
Other payables	86	70

	6,201	7,328

Current	6,201	7,328
Non-current	-	-

(i)	On December 31, 2020, the partners approved a distribution of dividends for the results of the current month. On January 25, 2023, the amount of R$ 572 was paid, remaining outstanding the amount of R$ 3,791.

(ii)	As informed in Note 14(f), on May 6, 2021, Vinci started its share repurchase program. The shares repurchased were totally settled on April 4, 2023.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

12	Labor and social security obligations

	03/31/2023	12/31/2022

Profit sharing	17,828	80,840
Labor provisions	10,520	9,860

	28,348	90,700

Current	25,228	87,732
Non-current	3,120	2,968

Except for the profit sharing related to the unrealized performance fees, the accrual for profits sharing payable on December 31, 2022 was paid in January 2023. Profit sharing is calculated based on the performance review of each employee plus the area performance, in accordance with an Entity policy. Vinci Management estimated the profit sharing as of December 31, 2022 based on the management and advisory net revenue recognized and the realized performance fee up to December 31, 2022.

Since the second quarter of 2022 labor provisions are being impacted by provisions and social charges related to Restricted Share Units Plan (RSUs). The non-current amount comprises the provisions and social charges for the RSUs which the vesting dates are over than 1 year. Please see note 23 for more detail.

13	Taxes and contributions payable

	03/31/2023	12/31/2022

Income tax	8,954	13,746
Social contribution	3,235	4,847
Social Contribution on revenues (COFINS)	2,144	2,128
Social Integration Program (PIS)	464	460
Service tax (ISS) on billing	903	856
Withholding Income Tax (IRRF) deducted from third parties	216	143
Others	194	111

	16,110	22,291

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

14	Loans and obligations

	03/31/2023	12/31/2022

Commercial Notes (i)	80,108	83,212
Consideration payable (ii)	44,675	43,579
Contingent consideration (iii)	44,448	48,499

	169,231	175,290

Current	10,323	13,168
Non-current	158,908	162,122

(i)	Commercial Notes

On August 15, 2022, Vinci Soluções de Investimentos Ltda,. a subsidiary of Vinci, issued 80,000 commercial notes in the total amount of R$ 80,000 (R$ 1,000.00 reais for each commercial note). The commercial notes will be subject to public distribution 90 days after de issuing date. The main characteristics of the financial instrument are indicated below:

Term and expiration date: 5 (five) years, ending on August 15, 2027.

Interest rate: 100% of the daily rates of interbank deposits (“DI”) plus a spread of 2.15% on annually basis.

Amortization: On semi-annually basis, beginning on February 15, 2023.

Commercial Notes comprises a financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

Accordingly, to the terms of the agreement, the Group is committed to be compliant with financial covenants, on an annual basis and beginning on December 31, 2022. The entity was in compliance with the covenants as of December 31, 2022.

The following table presents the changes in the Commercial Notes up the period ended March 31, 2023 and December 31, 2022:

Face value of the notes issued	80,000
(-) Transaction costs	(974)
Interest expense	4,186
Closing balance December 31, 2022	83,212
Interest expense	2,839
Interest paid	(5,943)
Closing balance March 31, 2023	80,108

Current	19,212
Non-current	60,896

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Consideration payable

Accordingly, to Note 7(a), Vinci acquired SPS Capital Gestão de Recursos Ltda on August 16, 2022. As part of the deal, Vinci assumed a financial obligation to be paid in the second anniversary of the closing date. The amount as of March 31, 2023 and December 31, 2022 is R$ 44,675 and R$ 43,579, respectively.

Consideration payable is financial liability evaluated at amortized cost. Interest expense is calculated using the effective interest method and is recognized in profit or loss as part of financial expense.

(iii)	Contingent consideration

Vinci shall pay an additional consideration in VINP’s Class A shares through an earnout structure to be paid in 2027, up to a maximum number of 1.7 million shares, subject to the achievement of certain fundraising and incremental management fee revenue targets. The amount reflects the fair value of the obligation, based on the terms of the purchase agreement and how the current economic environment is likely to impact it, accordingly to Vinci’s best estimative. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill.

On March 31, 2023, Vinci revaluated the fair value of the obligation based on the economic conditions at the date, resulting in a decrease of the contingent consideration fair value. The variation was recognized as an income in the financial result in the amount of R$ 4,051 (13,971 on December 31, 2022).

15	Equity

(a)	Capital

The capital comprises 42,447,349 Class A shares and 14,466,239 Class B shares with a par value of US$ 0.00005 each.

The Class A common shares have been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol "VINP." Vinci has two classes of common shares: Class A common shares and our Class B common shares.

Class B common shares carry rights that are identical to the Class A common shares, except that (1) holders of Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share; (2) holders of Class B common shares have certain conversion rights; (3) holders of Class B common shares are entitled to preemptive rights in the event that additional Class A common shares are issued in order to maintain their proportional ownership interest; and (4) Class B common shares shall not be listed on any stock exchange and will not be publicly traded.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Transactions costs

Transactions costs comprises the expenses incurred by the Entity in connection with the IPO.

(c)	Retained earnings

Retained earnings comprises the net profit generated by the Entity which were not distributed to their shareholders or approved to be distributed by the Entity management.

(d)	Other reserves

Comprises the exchange variation in investments made on investees which have a functional currency other than Brazilian Reais, the Entity functional currency. When a foreign operation is sold, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e)	Dividends

On February 10, 2023, Vinci declared a quarterly dividend distribution of US$ 0.17 per common share to shareholders as of February 28, 2023, totalizing US$ 9,328 (R$ 48,579), paid on March 9, 2023.

Once dividends are declared and approved by the board of directors, they will be paid on proportional basis to the owners of the common shares.

(f)	Treasury shares

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within the share premium.

On May 6, 2021, the Company announced the adoption of its share repurchase program in an aggregate amount of up to R$ 85 million (the “Repurchase Program”). The Repurchase Program may be executed in compliance with Rule 10b-18 under the Exchange Act. The program shall be permitted to commence after the date it is publicly disclosed and does not have a specified expiration date. Buybacks shall be made from time-to-time in the open market and negotiated purchases. The specific prices, numbers of shares and timing of purchase transactions shall be determined by the Company from time to time in its sole discretion.

On September 14, 2021, the Company intended to benefit from the affirmative defense provided by Rule 10b5-1 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. The Repurchase Program previously approved comply with the requirements of Rule 10b5-1 and will be carried out exclusively by J.P. Morgan Securities LLC (“JPMS”). JPMS acts as agent on behalf of Vinci and in accordance with the following terms:

●	The program is permitted to commence on October 1, 2021 and does not have a specified expiration date.

●	Buybacks shall be made in compliance with Rule 10b5-1(c)(1) under the Exchange Act;

●	The Repurchase Program respects the total amount of up to R$85 million, as previously approved.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

On June 16, 2022, the Company announced a share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. These plans are approved to replace the share repurchase plans approved by our board of directors on May 6, 2021 and September 15, 2021, which expired on May 31st, 2022. The plans commenced immediately and will not have specified expiration date (other than when the R$60.0 million buyback limit is reached).

Under the share buyback plan, buybacks may be made from time-to-time in open market and negotiated purchases, effective immediately, in compliance with SEC Rule 10b-18. The specific prices, numbers of shares and timing of purchase transactions will be determined by the Company from time to time in its sole discretion. Additionally, repurchases will be carried out by the agent of the Company from time-to-time in open market and negotiated purchases, in compliance with SEC Rule 10b5-1.

On February 14, 2023, the Company announced a new share buyback plan and a share repurchase plan to buy back up to R$60.0 million of the Company's outstanding Class A common shares across both plans. The new buyback and repurchase plans will commence on the expiration date of the legacy plans and will not have specified expiration dates (other than when the R$60.0 million buyback limit is reached).

During the first quarter of 2023, 367,036 Class A common shares were repurchased, in the amount of R$ 17,988. In March 2023 the Company holds 2,199,888 Class A common shares in treasury.

(g)	Basic and diluted earnings per share/quota

a) Basic earning per share	03/31/2023	03/31/2022
From continuing operations attributable to the ordinary equity holders of the Entity	0.58	0.80
Total basic earning per share attributable to the ordinary equity holders of the Entity	0.58	0.80

b) Diluted earning per share	03/31/2023	03/31/2022
From continuing operations attributable to the ordinary equity holders of the Entity	0.57	0.80
Total basic earning per share attributable to the ordinary equity holders of the Entity	0.57	0.80

c) Reconciliations of earnings used in calculating earnings per share

Basic earnings per share:	03/31/2023	03/31/2022
Profit attributable to the ordinary equity holders of the Entity used in calculating basic earnings per share:
From continuing operations	32,737	45,309
	32,737	45,309

Diluted earnings per share:	03/31/2023	03/31/2022
Profit from continuing operations attributable to the ordinary equity holders of the Entity
Used in calculating basic earnings per share	32,737	45,309
Used in calculating diluted earnings per share	32,737	45,309

d) Weighted average number of shares used as the denominator

	Number 03/31/2023	Number 03/31/2022
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share:	56,741,596	56,740,096
Adjustments for calculation of diluted earnings per share:	725,084	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	57,466,680	56,740,096

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

16	Revenue from services rendered

	03/31/2023	03/31/2022

Gross revenue from fund management	102,491	92,995
Gross revenue from performance fees	2,075	3,331
Gross revenue from advisory	4,891	4,022

Gross revenue from services rendered	109,457	100,348

In Brazil	87,034	76,624
Abroad	22,423	23,724

Taxes and contributions
COFINS	(4,044)	(3,402)
PIS	(877)	(738)
ISS	(2,228)	(2,133)

Net revenue from services rendered	102,308	94,075

Net revenue from fund management	95,877	87,229
Net revenue from realized performance fees	1,963	3,172
Net revenue from advisory	4,468	3,674

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

17	General and administrative expenses

	03/31/2023	03/31/2022

Personnel (a)	(17,677)	(15,182)
Share-based payments (b)	(2,107)	(736)
Profit-sharing (a)	(18,795)	(18,303)
	(38,579)	(34,221)
Third party expenses (c)	(6,584)	(13,528)
Right of use depreciation (d)	(2,777)	(2,560)
Depreciation and amortization (e)	(1,778)	(984)
Other operating expenses (f)	(1,631)	(1,150)
Travel and representations	(865)	(517)
Condominium expenses	(985)	(410)
Payroll taxes	(659)	(363)
Rental expense	(40)	(38)
Telephony services	(95)	(68)
Legal	(137)	(122)

	(54,130)	(53,961)

(a)	Personnel and profit-sharing

According to the profit-sharing program and based on Law 10,101 of December 19, 2000 and on objectives established at the beginning of each year, management estimated the payment of profit sharing in the amount of R$ 18,795 (R$ 18,303 on March 31, 2022) for the period ended March 31, 2023.

(b)	Share-based payments

See note 22 for more details.

(c)	Third party expense

Third party expenses are composed for accounting, advisory, information technology, marketing, and other contracted services.

(d)	Right of use depreciation

See note 10 for more details.

(e)	Depreciation and amortization

The amount is mainly comprised by property and equipment depreciation.

(f)	Other operating expenses

The amount is mainly comprised by office expenses, including energy, cleaning, maintenance and conservation, among others several expenses.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

18	Finance profit/(loss)

	03/31/2023	03/31/2022

Investment income (i)	-	21,093
Foreign currency variation income	-	1,642
Financial revenue on sublease agreements	76	110
Contingent consideration variance (Note 14 (iii))	4,051	-
Other finance income	126	147

Finance income	4,253	22,992

Financial expense on lease agreements	(2,631)	(2,472)
Interest expense on loans and financing (ii)	(3,934)	-
Bank fees	(13)	(46)
Investment losses (i)	(111)	(554)
Fines on taxes	-	(3)
Foreign currency variation expense	(155)	(2,986)

Finance costs	(6,844)	(6,061)

Finance profit/(loss), net	(2,591)	16,931

(i)	Investment income and losses comprises the fair value changes on the financial instruments at fair value through profit or loss. Segregated investment income result is demonstrated below.

	03/31/2023	03/31/2022
Mutual funds and fixed income investments (a)	-	20,898
Private equity funds	-	195
	-	21,093

Mutual funds	(108)	(550)
Private equity funds	(3)	(4)
	(111)	(554)

(a)	Vinci Monalisa corresponds to most part of the Group’s investment income.

(ii)	Interest expense on loans and financing comprises the financial result on the Commercial notes and contingent consideration related to SPS acquisition. Please see note 14 for more detail.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

19	Income tax and social contribution

As an exempted company incorporated in the Cayman Islands, Vinci Partners Ltd is subject to Cayman Islands laws, which currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us.

Vinci Partners Ltd subsidiaries, except for Vinci Partners Ltda, Vinci Capital Gestora Ltda, Vinci Soluções de Investimentos Ltda and Vinci Vida e Previdência S.A., are taxed based on the deemed profit.

Vinci has tax losses and negative basis resulting from previous years and deferred income tax and social contribution credits are recognized since there is expectation of future tax results for these companies. The tax credit arising from the tax loss and negative basis under the taxable profit regime on March 31, 2023 is R$ 5,411 (R$ 4,912 on December 31, 2022).

No foreign subsidiaries presented net income for taxation of income and social contribution taxes until March 31, 2023 and 2022.

The income tax and social contribution charge on the results for the year can be summarized as follows:

	03/31/2023	03/31/2022

Current income tax	(9,210)	(9,294)
Current social contribution	(3,307)	(3,377)

	(12,517)	(12,671)

Deferred income tax	(227)	685
Deferred social contribution	(137)	247

	(364)	932

	(12,881)	(11,739)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Deferred tax balances

	03/31/2023	12/31/2022
Deferred tax assets
Tax losses	5,411	4,912
Leases	1,699	1,805
RSU	1,619	1,628
Interest expense on obligation for acquisition	923	550
Amortization on management Contracts	605	346
Total	10,257	9,241
Deferred tax liabilities
Financial revenue	(973)	(973)
Estimated revenue	(1,690)	(1,690)
Leases	(52)	(49)
Contingent consideration	(6,127)	(4,750)
Total Income Tax	(8,842)	(7,462)

Estimated revenue	(878)	(878)
Total (Taxes and contribution)	(878)	(878)

Total deferred tax liabilities	(9,720)	(8,340)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Movements	Tax losses	Leases	RSU	Other (*)	Total
Deferred tax assets
As at December 31, 2021	2,494	2,476	-	-	4,970
to profit and loss	2,418	(671)	1,628	896	4,271
As at December 31, 2022	4,912	1,805	1,628	896	9,241
to profit and loss	499	(106)	(9)	632	1,016
As at March 31, 2023	5,411	1,699	1,619	1,528	10,257

(*) Comprises deferred taxes related to interest expense on obligation for ownership acquisition and amortization on management Contracts

Movements	Financial Revenue	Estimated Revenue	Leases	Contingent consideration	Total
Deferred tax liabilities
As at December 31, 2021	(1,815)	(3,201)	-	-	(5,016)
to profit and loss	842	633	(49)	(4,750)	(3,324)
As at December 31, 2022	(973)	(2,568)	(49)	(4,750)	(8,340)
to profit and loss	-	-	(3)	(1,377)	(1,380)
As at March 31, 2023	(973)	(2,568)	(52)	(6,127)	(9,720)

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(a)	Tax effective rate

	03/31/2023	03/31/2022

Profit (loss) before income taxes	45,587	57,045
Combined statutory income taxes rate - %	34%	34%
Income tax benefit (expense) at statutory rates	(15,500)	(19,395)
Reconciliation adjustments:
Expenses not deductible	(62)	(18)
Tax benefits	35	35
Share based payments	(29)	(86)
Effect of presumed profit of subsidiaries (i) and offshore subsidiaries	2,662	7,714

Other additions (exclusions), net	13	11

Income taxes expenses	(12,881)	(11,739)
Current	(12,517)	(12,671)
Deferred	(364)	932

Effective rate	28%	21%

(i)	Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

20	Related parties

(a)	Key management remuneration

The total remuneration (salaries and benefits) of key management personnel, including the Executive Committee, amounted to R$ 1,878 (March 31, 2022 - R$ 1,455), including profit-sharing compensation for the three months period ended March 31, 2023.

Accordingly, to Vinci internal policy, the key management is entitled to receive a profit-sharing compensation for the current year, which was paid in January 2023, after the Management approval. As informed in Note 12, Vinci accrued a provision for profit sharing for the Group as of December 31, 2022.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(b)	Receivables from related parties

The Entity receivables from related parties as of March 31, 2023 and December 31, 2022, as shown in the table below:

	03/31/2023	12/31/2022
Vinci Infra Investimentos V2I S.A.	85	79
Cagliari Participações S.A.	4	4
Accadia Participações AS	-	91
Norcia Participações SA	61	56
Laguna Participações S.A.	-	11
VFDL 4 Empreendimentos Imobiliários LTDA	3	3
Vias Participações I S.A.	1	1
Verona Participações Societarias S.A.	8	8
	162	253

(c)	Employees loans

As presented in note 6(i), Vinci may advance payments to its employees.

21	Segment reporting

The Entity's reportable segments are those business units which provide different services and are separately managed since each business demands different market strategies.

The main information used by management for assessment of the performance of each segment is the profit by segment for the analysis of the return of these investments.

The information on assets and liabilities by segment is not disclosed in these financial statements because it is not used by management when managing segments. Management does not make an analysis by geographical areas for the management of the Entity's business.

Segments are independently managed, with professionals specifically skilled allocated in each segment.

The Entity's operations are segmented according to the organization and management model approved by management, and they are divided as follows:

Private Market Strategies

Comprises the investments in illiquid funds, as described below:

(i)	Private Equity

The private equity segment has a generalist and control-oriented approach, focusing on growth and turnaround. The primary strategy is value creation pursuing transformation of invested companies, with changes in the growth of revenue, productivity, profitability and management profile, using a proprietary methodology ("Value from the Core").

Another strategy of the segment is focused on sectors resilient to different investment cycles and minority holdings in small and medium enterprises with business models that exhibit high growth potential and clear, mensurable ESG (Environmental, Social and Governance) goals.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

(ii)	Real Estate

The Real Estate Investment Funds segment are focused on shopping centers, logistics, offices, urban real estate and funds of funds, and seek to achieve differentiated returns through an active management of a diversified and quality portfolio. The segment’s objective is also the development of real estate properties, following up to five key steps: origination of opportunities, analysis, execution, monitoring and asset sale.

(iii)	Infrastructure

The infrastructure segment has exposure to real assets through equity and debt instruments, with active in the following sub-segments: power, oil & gas, transportation & logistic and water & sewage. The strategy invests across two sub-strategies: sector-focused funds and structured credit. The fund’s investments are periodically monitored, including the evolution of ESG metrics, financial and operational metrics.

(iv)	Credit

This credit segment is focused on fundamental credit analysis, consistency, and long-term value creation to investors. The area dynamic approach is to tactically allocate capital between assets classes and adapt to different cycles. It is also sourcing of credit instruments with resilient structures and sound collateral packages. The credit strategy invests include for core sub-strategies: infrastructure debt, real estate debt, structured credit and exclusive mandates, following four key steps: origination, analysis, structuring and monitoring.

(v)	Special situations (Vinci SPS)

This Special situation segment is focused in complex situations in which financial and human capital are employed to generate superior returns, maintaining adequate risk levels and preserving the interests of all parties involved.

Liquid Strategies

This segment seeks return through operations in public markets, as trading bonds, public stocks and derivatives, among other assets. It is comprised by the investments in liquid funds, as described below:

(i)	Hedge Funds

The hedge fund segment manages funds through Brazilian and international financial instruments such as stock, credit, interest, foreign exchange and commodities. Monitoring and risk control are based on different techniques such as: use of options for high conviction trades, monitoring liquidity conditions for each position, VaR monitoring, scenarios simulations (including stress test), stop loss rules on individual positions and on the portfolio level.

(ii)	Public equities

The public equities segment manages long-term positions based on fundamental analysis of Brazilian publicly traded companies. The mains strategy is through absolute return, dividends, and small caps.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Investment products and solutions

Investment products and solutions segments offer financial products on an open platform basis providing portfolio and management services considering medium/long term risk allocation. The strategy aims to provide an advanced investment strategy with alpha generation according to the clients’ targets. The strategy is divided in four sub-strategies: separate exclusive mandates, commingled funds, international allocation and pension plans.

Financial advisory services

The financial advisory services objective is including high value-added to financial and strategic advisory services to entrepreneurs, corporate senior management teams and boards of directors, focusing primarily on IPO advisory and M&A transactions for Brazilian middle-market companies. The financial advisory services team serves as trusted advisors to clients targeting local and/or product expertise in the Brazilian marketplace.

Vinci retirement services

The retirement services focus on planning and building long-term investment portfolios that assist investors to achieve their retirement goals. As of March 31, 2023, the retirement services have not been operational yet.

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Three-month period ended 03/31/2023

	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory		Corporate Center	Total
In Brazil	44,806	19,115	18,531	4,582	-	-	87,034
Abroad	17,384	1,631	3,408	-	-	-	22,423
Gross revenue from services rendered	62,190	20,746	21,939	4,582	-	-	109,457
Fund Advisory fee	300	-	9	4,582	-	-	4,891
Fund Management fee	61,883	19,556	21,052	-	-	-	102,491
Fund Performance fee	7	1,190	878	-	-	-	2,075
Taxes and contributions	(3,477)	(1,287)	(1,989)	(396)	-	-	(7,149)
Net revenue from services rendered	58,713	19,459	19,950	4,186	-	-	102,308
(-) General and administrative expenses	(9,607)	(5,000)	(5,525)	(1,293)	(1,394)	(29,204)	(52,023)
Share-based payments	(264)	(72)	184	-	-	(1,955)	(2,107)
Operating profit	48,842	14,387	14,609	2,893	(1,394)	(31,159)	48,178
Finance income							4,253
Finance cost							(6,844)
Finance result, net							(2,591)
Profit before income taxes							45,587
Income taxes							(12,881)
Profit for the period							32,706

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

	Three-month period ended 03/31/2022
	Private Market Strategies	Liquid Strategies	Investment Products and solutions	Financial Advisory	Corporate Center	Total
In Brazil	32,414	22,464	18,242	3,504	-	76,624
Abroad	18,061	1,843	3,820	-	-	23,724
Gross revenue from services rendered	50,475	24,307	22,062	3,504	-	100,348
Fund Advisory fee	510	-	8	3,504	-	4,022
Fund Management fee	49,287	21,896	21,812	-	-	92,995
Fund Performance fee	678	2,411	242	-	-	3,331
Taxes and contributions	(2,608)	(1,412)	(1,950)	(303)	-	(6,273)
Net revenue from services rendered	47,867	22,895	20,112	3,201	-	94,075
(-) General and administrative expenses	(10,471)	(5,527)	(5,918)	(1,289)	(30,756)	(53,961)
Operating profit	37,396	17,368	14,194	1,912	(30,756)	40,114
Finance income						22,992
Finance cost						(6,061)
Finance result, net						16,931
Profit before income taxes						57,045
Income taxes						(11,739)
Profit for the period						45,306

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

22	Legal Claims

As of March 31, 2023, and December 31, 2022, the Entity is not aware of disputes classified as probable chance of loss.

Find below the disputes classified as possible chance of loss segregated into labor, tax and civil.

	03/31/2023	12/31/2022

Tax	20,976	20,452
Civil	-	-
Labor	1,800	1,967
Total	22,776	22,419

Tax Claims

Vinci Gestora is a party to a tax administrative proceeding in course arising from the payment of social security contributions (employer's portion and Work Accident Insurance (SAT) in 2011, charged on amounts paid by virtue of quota of profits and results, totaling R$ 3,499.

Vinci Equities has one proceeding related to the requirement of ISS under rendered services to investment funds located abroad in the amount of R$ 229. Supported by the opinion of its legal advisors, management classified these proceedings as having a possible risk of loss and did not record a provision for contingencies related to these proceedings.

On March 21, 2018, the Brazilian federal revenue opened a tax assessment against Vinci Equities for the collection of open debts of IRPJ, CSLL, PIS and COFINS in the amount of R$ 17,248 for the calendar year of 2013.

23	Share-based payments

The Entity provides benefits to its employees through a share-based incentive. The following item refers to the outstanding plan on March 31, 2023.

Stock Options

May, 2021

On May 6, 2021, the Entity launched a Stock Option Plan (“SOP” or “Plan”) in order to grant stock options to certain key employees (“Participants”) to incentivize and reward such individuals. These awards are scheduled to vest over a three-year period and the holders of vested options are entitled to purchase shares at the market price of the shares at grant date. This right may be subject to certain conditions to be imposed by the Entity and aims at aligning the interests of the Entity's shareholders with those of the Participants. Each option will entitle the Participant to acquire 1 Class A common shares issued by the Company. The key terms and conditions related to the grants under the SOP are as follows:

# Tranche	Period in months when options will become potentially suitable for exercise (“Grace Period”)	Limit per tranche
		(percentage of the number of options granted)	(quantity of the number of options granted)
1st tranche	12	20%	332,498
2nd tranche	24	20%	332,498
3rd tranche	36	60%	997,485

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

The fair value of each stock option granted was estimated at the grant date based on the Black-Scholes-Merton pricing model.

Dividend yield (%)	5
Expected volatility (%)	35
Risk-free rate of return (%)	0.40
Vesting period of options (years)	3
Strike price	US$ 18.00
Spot price	US$ 11.22
Pricing model	Black-Scholes-Merton

The initial date of Grace Period for the options granted will be February 1st, 2021, the Company’s Initial Public Offer settlement day. The Participant will have the right to exercise their vested options from the third anniversary of the date of execution of the program up to 1 year, after which the referred options will be automatically forfeited, in full, regardless of prior notice or notification, and without the right to any indemnity. No Participant will have any of the rights and privileges of the Company's shareholders until the options are duly exercised and the shares under the options are acquired by the Participant.

The issue or purchase price of the shares to be subscribed or purchased by the Participants (“Exercise Price”) will be US$18.00. The Exercise Price will be reduced by the amount in dollars per share distributed to its shareholders from the date of execution of this Plan, whether as dividends, interest on equity, redemption, capital reduction or other events defined by the Board of Directors.

The maximum number of shares available for the exercise of options under this plan is limited to 5% of the total share capital of the Company at any time, on a fully diluted basis, taking into account also the options granted under this Plan.

As of March 31, 2023, there are stock options outstanding with respect to 1,482,753 Class A common shares.

The total expense recognized for the programs for the three-month period ended March 31, 2023 was R$ 120 (March 31, 2022 was R$ 736).

February, 2023

In February 2023, the Board of Directors approved a second Stock Option Plan, which aims to grant up to 1,150,000 options, each entitling the beneficiary to purchase one Class A common share. Such options have an exercise price per share equal to US$9.96; provided that, unless otherwise provided for in an option agreement, this exercise price will be reduced by the amount per share distributed to our shareholders from the date of the grant of the option, whether as dividends, interest on capital, redemption, capital reduction or others. Options will become eligible to be exercised in May 2026. Until the end of the current quarter, the Entity and its subsidiaries have not issued any stock option in connection to the related Plan and therefore, no stock option was granted.

Restricted Share Unit (RSU)

a)	Restricted Shares Units Plan

On April 04, 2022, the Entity announced its Restricted Share Unit Award Plan (“Plan”). The purpose of this Plan is to provide the opportunity for officers and employees of Vinci and its Subsidiaries, as elected by the Executive Compensation Committee, to receive restricted Shares (“RSU”). Shares representing up to 1.65% of the total amount of the capital stock of the Company, which equals, on this date, approximately 950.000 shares.

Under the Plan, stocks are awarded to the recipient upon their grant date. Subject to the terms of the Plan, each RSU shall grant the beneficiary the right to receive one (1) share, subject to the satisfaction of the conditions for acquisition of the shares. The RSUs awarded to the beneficiary shall be vested in different tranches, as long as the service condition is fulfilled and verified. The vesting dates may vary from 1 to 6 years after the granted date, accordingly to the dates defined in each Restricted Share Unit Award

Vinci Partners Investments Ltd.

Notes to the interim consolidated financial statements

All amounts in thousands of reais

Agreement.

If an eligible participant ceases its relationship with the Group, within the vesting period, the rights will be forfeited, except in limited circumstances.

b)	Fair value of shares granted

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Company uses certain assumptions to determine the RSUs fair value at the granted date, including the following:

• Market value of the shares ate the granted date.

• Estimative of dividend yield and the US interest date for the years comprised from the granted date until the vesting dates.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share-based payment.

c)	Outstanding shares granted and valuation inputs

As of March 31, 2023, the total RSUs outstanding was 747,970 and total compensation expense of the plans was R$ 1,987, including R$ 121 of social charges provisions.

24	Deferred Revenue

In accordance with the Partnership Agreement of Vinci Private Equity and Vinci Impact and Return Offshore Funds, management fees are payable in advance semiannually on January 1 and July 1. The revenue fees are recognized monthly on a linear basis during the semester. The deferred revenue balance in March is R$17,219.

25	Subsequent Events

According to the Repurchase Program (Note 14(b)), from April 01, 2023 to May 3, 2023, 90,264 Class A common shares were repurchased by the Entity, in the amount of R$ 3,822.